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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               PICO HOLDINGS, INC.
                               -------------------
                                (Name of Issuer)


                     Common Stock $0.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    693366205
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
              Date of event which requires filing of this statement

                   Check the appropriate box to designate the
                  rule pursuant to which this schedule is filed

                              [X]  Rule 13d - 1(b)
                              [ ]  Rule 13d - 1(c)
                              [ ]) Rule 13d - 1(d)




        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP No. 693366205                     13G                    Page 2 of 4 Pages
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

          PICO Equity Investors, L.P.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    3,333,333
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   3,333,333
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               0
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,333,333
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          27% (based on 12,390,096 shares outstanding at December 31, 2000)
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13G

CUSIP NO. 693366205                                                  Page 3 of 4



ITEM 1.        NAME OF ISSUER AND ADDRESS

               (a) The name of the issuer is PICO Holdings Inc., a California corporation ("Issuer").

               (b) The principal executive offices of Issuer are located at 875 Prospect Avenue, Suite 301, La Jolla, CA 92037.

ITEM 2. IDENTIFY, ADDRESS, CITIZENSHIP, TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Items 2(a), (b), (c)

               This statement on Schedule 13G ("Statement") is filed by PICO Equity Investors, L.P. ("Investors"). The principal business address of Investors is 875 Prospect Avenue, Suite 301, La Jolla, CA 92037 ("Fund").

Item 2(d), (e)

               This Statement relates to the Common Stock, $0.001 par value per share (the "Issuer Common Stock"), of Issuer. The CUSIP number for the Issuer Common Stock is 693366106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP

Item 4(a), (b) (All amounts are based on 12,390,096 shares outstanding, as of December 31, 2000)

               Investors own 3,333,333 shares of Issuer Common Stock, representing 27% of Issuer's issued and outstanding shares.
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                                  SCHEDULE 13G

CUSIP NO. 693366205                                                  Page 4 of 4

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 12, 2001                  PICO EQUITY INVESTORS, L.P.
                                          By: PICO Equity Investors Management,
                                              L.L.C., General Partner

                                           By: /s/ JOHN R. HART
                                               ---------------------------------
                                               John R. Hart, President